13013505

Processing Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-68354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Teneo Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 55th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual, state last, first, middle name)

500 Boylston Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DD
3/9/13

Teneo Securities LLC

(A wholly owned subsidiary of Teneo Capital LLC)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2012

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Teneo Securities LLC

(A wholly owned subsidiary of Teneo Capital LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2012

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Teneo Securities LLC at December 31, 2012, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
Index
December 31, 2012

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Teneo Securities LLC

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MHM®

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneo Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 26, 2013

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	165,962
Other assets		5,129
Total assets	$	171,091
Liabilities and Member's Equity		
Liabilities - accounts payable and accrued expenses	$	9,898
Due to Parent		7,000
Total liabilities		16,898
Member's equity		154,193
Total liabilities and member's equity	$	171,091

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company was formed to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2009.

3. Transactions with related parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space human resources and other services. During 2012, the Parent, contributed as capital, a value of $31,000 per month for these services. The aggregate amount of contributed services during 2012 was $372,000.

Additionally, The Parent paid of expenses on behalf of the Company, of which $28,000 was converted to a capital contribution during 2012, while $7,000 is included as a liability in the accompanying statement of financial condition.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $149,064 which exceeded the required net capital of $100,000 by $49,064.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep™